                                                                   Exhibit 99.3


                                  PRESS RELEASE


                                                    Contact Information
                                                    Ed Babcock
                                                    Adelphia Business Solutions
                                                    814-274-9830

FOR IMMEDIATE RELEASE:
---------------------


      ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES FOURTH QUARTER AND ANNUAL
                             RESULTS OF OPERATIONS

                         Coudersport, PA - March 1, 2000

         John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ NNM: ADLAC) and Adelphia Business Solutions, Inc. (formerly Hyperion Telecommunications, Inc. ) ("the Company") (NASDAQ NNM: ABIZ) reported results of operations for the Company and its Operating Companies (defined in footnote) for the fourth quarter and year which ended on December 31, 1999. Fourth quarter results saw record levels of consolidated operating revenues of $55.6 million, and record access line installations of 80,202. For the year 1999, consolidated operating revenues were a record $154.6 million, or 290% higher than the previous year. Furthermore, the Company's Original Markets (defined in Table 2) achieved positive EBITDA in the fourth quarter of $12.9 million, while overall Company and Operating Company EBITDA losses in the December 1999 quarter increased slightly to $11.5 million as compared with the September 1999 quarter EBITDA loss of $9.7 million. Net loss applicable to common shareholders for the fourth quarter totaled $60.8 million, or $1.01 per share, compared with $36.9 million, or $0.60 per share, for the same period in the prior year. The Company now offers communications services in 53 markets in the eastern half of the United States with plans to expand to a total of 200 markets throughout the United States by the end of 2001. Summarized financial results are included in Tables 1, 2 and 3 below.

         As presented in Table 1, on a sequential quarterly basis, consolidated revenues increased 28.2% to $55.6 million in the December 1999 quarter, from $43.3 million in the September 1999 quarter and were 182.2% higher than the comparable period in the prior year. Gross margin as a percent of sales was 59.5% in the December 1999 quarter as compared with 63.4% of sales in the September 1999 quarter. EBITDA losses for the December 1999 quarter were slightly higher at $15.9 million versus a $12.5 million EBITDA loss in the September 1999 quarter. The lower gross margin percent and higher EBITDA losses were in line with the Company's expectations and are a direct result of its expansion efforts. Additionally, the Company's joint ventures in the four markets in which the Company is a 50% partner continued to demonstrate improved financial results, with EBITDA margins as a percent of sales of 38.1% in the December 1999 quarter versus 29.3% in the September 1999 quarter.

         As presented in Table 3, for the year ended December 31, 1999, consolidated operating revenues totaled $154.6 million, a 290% increase over prior year revenues. EBITDA losses for 1999 totaled $46.6 million as compared with EBITDA losses of $22.2 million in 1998, as the Company continues to expand its market presence nationwide.

         Table 2 presents the Company's financial results of operations for the 22 Original Markets and the Company's current expansion into its New Markets (defined in Table 2). The Original Markets' sequential quarterly revenue growth remained very strong, to $60.6 million in the December 1999 quarter, or 22.4% higher than the September 1999 quarter. Furthermore, gross margin as a percent of sales in the Original Markets maintained a strong 73.0% in the December 1999 quarter as the Company continued to provision most of its lines completely on its own network and as data revenues began to increase in its Original Markets. The Original Markets' EBITDA increased by $3.0 million to $12.9 million, or 21.3% of revenues in the December 1999 quarter, a 30.7% sequential quarterly increase over the September 1999 quarter. New Markets' revenues nearly doubled to $6.5 million in the December 1999 quarter from $3.3 million in the September 1999 quarter as these markets continue to expand operations. New Markets' EBITDA losses increased to $24.4 million for the December 1999 quarter from a loss of $19.6 million in the September 1999 quarter as the markets continue to develop.

         Access lines installed increased by 80,202, resulting in an installed access line base of 331,007 as of December 31, 1999, 55% of which are serviced on the Company's switches. Access lines sold as of December 31, 1999 totaled 360,205, an increase of 87,570 in the quarter.

         During the December 1999 quarter, the Company and its consolidated subsidiaries invested approximately $220 million in capital expenditures. The increased capital expenditures versus previous quarters relates primarily to the nationwide network development efforts for fiber, dense wave division multiplexing and DSL equipment. During the quarter, the Company's accounts payable increased by approximately $130 million, as many of these capital expenditures are on long term vendor payment terms. For the year, capital expenditures totaled approximately $450 million as the Company expanded its market presence nationwide. As of December 31, 1999, total gross property, plant and equipment of the Company and its consolidated subsidiaries was approximately $1,040 million.

         As of December 31, 1999, the Operating Companies had approximately 7,088 local route miles and 320,450 local fiber miles operational. The Company also has 28,000 route miles of long haul fiber and over 3,000 route miles of local fiber network under construction or being purchased under several fiber and conduit contracts which will be delivered over the next 3 to 18 months. At year end, the Company had customers located in approximately 20,225 buildings, of which approximately 2,200 buildings were connected with Company-owned fiber, and was collocated in 167 local exchange carrier central offices. The Company will be significantly expanding its collocation efforts during calendar 2000 through the deployment of DSL equipment in over 500 central offices, all of which will be connected with Company owned fiber. Additionally, to date, 22 Lucent 5ESS switches or remote switching modules have been installed to provide local telephone service with nine additional regional switches planned for operation during the first half of 2000.

         Adelphia Business Solutions is a majority owned subsidiary of Adelphia Communications Corporation that provides integrated communications services to business customers through its state-of-the-art fiber optic communications network. As a result of its consolidation efforts, the Company now owns 100% of the interests in 49 of 53 markets in which it currently offers communications services, with the remaining four markets operating as 50% owned joint ventures with a local partner. By the end of 2001, the Company expects to serve 200 markets throughout the United States including substantially all major Tier I and Tier II cities, through the interconnection of these markets, creating a single fiber optic backbone network. This fully redundant, 33,000-mile long-haul fiber optic network, combined with an estimated 15,000 local fiber route miles, will support the Company's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia-abs.com

         Footnote: The Company's Operating Companies represent four partnerships or limited liability companies with local partners, and all wholly or majority owned subsidiaries of the Company (collectively, the "Operating Companies").

         Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, competitive developments, risks associated with the Company's growth and financings, the development of the Company's markets, regulatory risks, dependence on its customers and their spending patterns and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors."

Adelphia Business Solutions, Inc.
Table 1 - Unaudited Proforma Consolidated and
Joint Venture Operating Results


                              Quarter ended December 31, 1999    Quarter ended September 30, 1999   Quarter ended December 31, 1998

                             ------------------------------------------------------------------------------------------------------
                                             Joint                              Joint                Pro-forma   Joint
                              Consolidated  Venture     Total    Consolidated  Venture     Total   Consolidated Venture     Total
(dollars in thousands)          Operating  Operating  Operating   Operating   Operating  Operating   Operating Operating  Operating
                                 Results    Results    Results     Results     Results    Results     Results   Results    Results
                              -----------------------------------------------------------------------------------------------------
Revenues                       $   55,575   $ 11,479   $ 67,054    $ 43,347    $  9,501   $ 52,848   $ 19,690    $ 5,128  $ 24,818

Direct Operating Expenses          22,488      2,243     24,731      15,862       2,526     18,388      8,145      2,506    10,651
                              -----------------------------------------------------------------------------------------------------

Gross Margin                       33,087      9,236     42,323      27,485       6,975     34,460     11,545      2,622    14,167
Gross Margin Percentage             59.5%      80.5%      63.1%       63.4%       73.4%      65.2%      58.6%      51.1%     57.1%

Sales, General and
 Administrative Expenses           48,997      4,860     53,857      39,972       4,194     44,166     18,273      4,291    22,564
                              -----------------------------------------------------------------------------------------------------

EBITDA (a)                        (15,910)     4,376    (11,534)    (12,487)      2,781     (9,706)    (6,728)    (1,669)   (8,397)
                              -----------------------------------------------------------------------------------------------------
EBITDA Percentage of Revenues      (28.6%)     38.1%     (17.2%)     (28.8%)      29.3%     (18.4%)    (34.2%)    (32.5%)   (33.8%)

                              December 1999 Quarter vs.            December 1999 Quarter vs.
                               September 1999 Quarter               December 1998 Quarter
                             -------------------------------------------------------------------------

                                             Joint                Pro-forma     Joint
Percent Change Comparison    Consolidated   Venture     Total    Consolidated  Venture       Total
                               Operating   Operating  Operating   Operating   Operating    Operating
                                Results     Results    Results     Results     Results      Results
                             -------------------------------------------------------------------------
Revenues                           28.2%       20.8%      26.9%      182.2%      123.8%     170.2%

Direct Operating Expenses          41.8%      (11.2%)     34.5%      176.1%      (10.5%)    132.2%
                             -------------------------------------------------------------------------
Gross Margin                       20.4%       32.4%      22.8%      186.6%      252.3%     198.7%

Sales, General and
 Administrative                    22.6%       15.9%      21.9%      168.1%       13.3%     138.7%
                             -------------------------------------------------------------------------
EBITDA (a)                        (27.4%)      57.4%     (18.8%)    (135.6%)       NM       (37.4%)
                             -------------------------------------------------------------------------

Table 1 summarizes operating results for (i) Adelphia Business Solutions and its consolidated subsidiaries and (ii) its non-consolidated joint ventures. All prior period operating results have been presented on a pro-forma basis, adjusted for the consolidation of the Richmond, Jacksonville and Wichita markets as if Adelphia Business Solutions' purchase of its partners' interests in these markets had occurred at the beginning of each period presented.

(a) Earnings before interest, income taxes, depreciation and amortization and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.

Table 2 - Unaudited Original Markets and

New Markets Operating Results
(dollars in thousands)

                              Quarter ended December 31, 1999    Quarter Ended September 30, 1999    Quarter ended December 31, 1998

                              ------------------------------------------------------------------------------------------------------

                               Original      New       Total     Original       New        Total      Original      New      Total
                               Markets     Markets   Operating    Markets     Markets    Operating     Markets    Markets  Operating
                               Results     Results    Results     Results     Results     Results      Results    Results   Results
                              ------------------------------------------------------------------------------------------------------

Revenues                      $  60,590   $  6,464   $ 67,054   $  49,513    $  3,335    $ 52,848     $ 24,622     $ 196   $ 24,818

Direct Operating Expenses        16,348      8,383     24,731      14,924       3,464      18,388        9,343       314      9,657
                              ------------------------------------------------------------------------------------------------------

Gross Margin                     44,242     (1,919)    42,323      34,589        (129)     34,460       15,279      (118)    15,161
Gross Margin Percentage           73.0%     (29.7%)     63.1%       69.9%       (3.9%)      65.2%        62.1%    (60.2%)     61.1%

Sales, General and
Administrative Expenses          25,199     14,729     39,928      18,289      13,305      31,594       14,604     2,125     16,729

Allocated Corporate Overhead
Expense                           6,129      7,800     13,929       6,421       6,152      12,573        6,144       685      6,829
                               -----------------------------------------------------------------------------------------------------


EBITDA (a)                       12,914    (24,448)   (11,534)      9,879     (19,586)     (9,707)      (5,469)   (2,928)    (8,397)

                               -----------------------------------------------------------------------------------------------------

EBITDA Percentage of Revenues     21.3%    (378.2%)    (17.2%)      20.0%     (587.3%)     (18.4%)      (22.2%)    (1.9%)    (33.8%)


                              December 1999 Quarter vs.           December 1999 Quarter vs.
                               September 1999 Quarter              December 1998 Quarter
                             ------------------------------------------------------------------------
                               Original      New       Total     Original       New        Total
Percent Change Comparison      Markets     Markets   Operating    Markets     Markets    Operating
                               Results     Results    Results     Results     Results     Results
                             ------------------------------------------------------------------------
Revenues                          22.4%      93.8%      26.9%      146.1%       NM         170.2%

Direct Operating Expenses          9.5%     142.0%      34.5%       75.0%       NM         156.1%
                             ------------------------------------------------------------------------
Gross Margin                      27.9%    1387.6%      22.8%      189.6%       NM         179.2%
Sales, General and
Administrative Expenses           37.8%      10.7%      26.4%       72.5%       NM         138.7%

Allocated Corporate Overhead      (4.5%)     26.8%      10.8%       (0.2%)      NM         104.0%
                             ------------------------------------------------------------------------
EBITDA (a)                        30.7%     (24.8%)     18.8%         NM        NM          37.4%
                             ------------------------------------------------------------------------

Table 2 summarizes operating results for (i) Adelphia Business Solutions' 22 Original Markets which were in operation or under construction when Adelphia Business Solutions completed its initial public offering in May 1998 and (ii) the additional markets which were operational or under development subsequent to May 1998, as a result of Adelphia Business Solutions' geographic expansion in the eastern half of the United States, (the "New Markets"). Corporate overhead has been allocated on the basis of the number of markets in services or under development for each period presented.

(a) Earnings before interest, income taxes, depreciation and amortization and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

               ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      TABLE 3 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                (Amounts in thousands, except per share amounts)

                                                                     Three Months Ended             Twelve Months Ended
                                                                        December 31,                     December 31,
                                                               --------------------------------  -----------------------------
                                                                       1998           1999             1998           1999
                                                               ----------------- --------------  --------------- -------------

Revenues                                                        $        15,043  $      55,575    $      39,596  $     154,575
                                                               ----------------- --------------  --------------- --------------
Operating expenses:
  Network operations                                                      6,664         22,488           21,250         58,525
  Selling, general and administrative                                    16,518         48,997           40,556        142,615
  Depreciation and amortization                                          10,708         19,955           31,121         65,244
                                                               ----------------- --------------  --------------- --------------
          Total                                                          33,890         91,440           92,927        266,384
                                                               ----------------- --------------  --------------- --------------

Operating loss                                                          (18,847)       (35,865)         (53,331)      (111,809)

Other income (expense):
  Interest income                                                         1,829            288           15,586         19,933
  Interest income-affiliate                                               3,576          1,540            8,395          8,483
  Interest expense                                                      (12,399)       (17,931)         (52,038)       (74,314)
  Other income                                                              ---            ---            1,113            ---
                                                               ----------------- --------------  --------------- --------------
Loss before income taxes and
    equity in net loss of joint ventures                                (25,841)       (51,968)         (80,275)      (157,707)

Income tax expense                                                          ---              3              ---             (1)
                                                               ----------------- --------------  --------------- --------------
Loss before equity in net loss
  of joint ventures                                                     (25,841)       (51,965)         (80,275)      (157,708)

Equity in net loss of joint ventures                                     (3,776)          (418)         (13,263)        (7,758)
                                                               ----------------- --------------  --------------- --------------
Loss before extraordinary gain                                          (29,617)       (52,383)         (93,538)      (165,466)

Extraordinary gain on repurchase of debt                                    ---            ---              237            ---
                                                               ----------------- --------------  --------------- --------------
Net loss                                                                (29,617)       (52,383)         (93,301)      (165,466)

Dividend requirements applicable to preferred stock                      (7,284)        (8,450)         (27,732)       (31,618)
                                                               ----------------- --------------  --------------- --------------
Net loss applicable to common stockholders                      $       (36,901) $     (60,833)   $    (121,033) $    (197,084)
                                                               ================= ==============  =============== ==============
Basic and diluted net loss per weighted average
  share of common stock                                         $         (0.60) $       (1.01)   $       (2.49) $       (3.47)
                                                               ================= ==============  =============== ==============
Weighted average shares of
  common stock outstanding                                               55,497         60,453           48,594         56,739
                                                               ================= ==============  =============== ==============